Exhibit 99.1

Company Contact Information:	External Investor Relations Contacts:
Gil Efron, CFO	Ehud Helft / Kenny Green
Tel: +972 8 861 0000	Tel: 1 866 704 6710
Email: investors@rrsat.com

For Immediate Release

RRSAT TO DISTRIBUTE TWO ADDITIONAL TV CHANNELS
OVER RUSSIA (CIS) VIA GASCOM’S YAMAL-201 SATELLITE

Join three Russian-speaking channels already distributed by RRsat

OMER, Israel – January 15, 2009 – RRsat Global Communications Network Ltd. (NASDAQ: RRST), a rapidly growing provider of comprehensive content management and global distribution services to the television and radio broadcasting industries, announced today that it has been chosen to distribute two additional Russian-speaking channels, Smile of Child and Bridge TV, over Russia via Gascom’s Yamal 201 Satellite at 90° East.

RRsat has already started to distribute the channels from its teleport in Israel via Gascom’s Yamal-201 Satellite, which will broadcast these channels over all of the CIS.

Smile of Child is an international, Russian-speaking channel broadcasting 24-7, targeting 4-12 year olds, which is currently viewed in 160 countries, and is retransmitted by over 450 cable networks in Russia alone. Bridge TV is a Russian satellite music channel presenting a modern and positive view on life and music. The channel targets young and active individuals.

These two channels join three additional Russian-speaking channels, CNL Siberia, CNL Europe and TBN, which are already distributed by RRsat via the Yamal-201 Satellite.

“Gascom has always viewed its TV business sector to be of first priority: this is further visible by the fact that, despite the very high satellite utilization, we nevertheless managed to accommodate these two new channels,” said Igor Kot, Deputy Director General of Gascom. “We believe that our cooperation with such an advanced teleport such as RRSat, in itself increases Gascom’s ranking as a global satellite operator. We look forward to further developing this partnership over the future Yamal Satellites which optimally target the needs of a major client such as RRsat.”

“Through our long standing working relationship with Gascom, and the Yamal-201 Satellite, we have been able to offer our customers access to almost the entire Russian territory, bringing the channels to millions of households through DBS and Cable headends,” commented Lior Rival, Deputy CEO and VP Sales & Marketing of RRsat. “RRsat, through its ever growing and expanding global network, is constantly seeking to enhance its offering to its customers, and we look forward to further strengthening our cooperation with Gascom through the future Yamal satellites.”

About RRsat Global Communications Network Ltd.
RRsat Global Communications Network Ltd. (NASDAQ: RRST) provides global, comprehensive, content management and distribution services to the rapidly expanding television and radio broadcasting industries. Through its proprietary “RRsat Global Network,” composed of satellite and terrestrial fiber optic transmission capacity and the public Internet, RRsat is able to offer high-quality and flexible global distribution services for content providers. RRsat’s comprehensive content management services include producing and playing out TV content as well as providing satellite newsgathering services (SNG). RRsat concurrently provide these services to more than 425 television and radio channels, covering more than 150 countries. Visit the company’s website www.RRsat.com for more information.

About Gascom (now Gazprom Space Systems)
Russian satellite operator Gascom was established in 1992 by Gazprom, Energia and Gazprombank. Gascom operates three Yamal satellites (Yamal-100 and Yamal-201 at 90°E and Yamal-202 at 49°E and holds a 20% share of the Russian satellite capacity market. On the world market Gascom is positioned as a satellite operator, while within Russia the company is also a services provider and system integrator. Among Gascom’s clients are over 150 Russian and foreign telecom operators and 54 TV broadcasting companies, radio broadcasting companies, Internet providers. The area of Gascom services includes Russia and CIS, Europe, North Africa, Middle East, South and Southeast Asia. Now two new Yamal-300 satellites are under construction and two more powerful Yamal-400 satellites are under the open tender for the turnkey delivery.

Since 1 December 2008 Gascom has been renamed to Gazprom Space Systems.

Safe Harbor Statement

This press release contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding (i) the growth of our business and the television and radio broadcasting industries, (ii) our expectation to expand our client base and sell additional services to our existing client base, (iii) the scope of the services we expect to provide and (iv) our ability to report future successes. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry as of the date of this press release. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including the risks indicated in our filings with the Securities and Exchange Commission (SEC). For more details, please refer to our SEC filings and the amendments thereto, including our Annual Report on Form 20-F for the year ended December 31, 2007 and our Current Reports on Form 6-K.

Information in this press release concerning Gascom and the Yamal-201 Satellite was provided by Gascom, and has not been independently verified by RRsat. Information in this press release concerning Smile of Child and Bridge TV was provided by such parties, and has not been independently verified by RRsat.